RECEIVED

2008 JUN 30 P 3:50

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08003482

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 27 June 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
JUL 03 2008
THOMSON REUTERS

Heihe Theißing   Kay Amelungse

Enclosures

25 June 2008	Press release: Investor group coordinated by J.C. Flowers obtains a 24.9 per cent stake in HRE Overall 46.7% of HRE shares tendered

Press release Hamburg, 25 June 2008

Investor group coordinated by J.C. Flowers obtains a 24.9 per cent stake in HRE Overall 46.7% of HRE shares tendered

The offer by the investor group coordinated by J.C. Flowers to acquire a 20.0 to 24.9 percent stake in Hypo Real Estate Holding AG ("HRE") for a price of EUR 22.50 per share was considerably oversubscribed. Until the end of the offer period on 23 June 2008, 24:00h, a total number of 93,840,047 shares had been tendered. This represents 46.7 per cent of the total shares outstanding of HRE. Therefore, as previously announced, a pro-rata allocation of the tendered shares will take place pursuant to the procedures outlined in the Tender Offer Document. The investor group will consequently acquire 53.4 per cent of the shares tendered by each individual investor participating in the offer. The investor group will subsequently hold a stake of approx. 24.9 per cent in HRE. The transaction is expected to close with share settlement and payment of the total consideration on Wednesday, 2 July 2008.

The voluntary public tender offer was made by HRE Investment Holdings L.P., an investment vehicle established for this purpose on behalf of trusts advised by J.C. Flowers & Co. LLC and funds managed by affiliates of Grove International Partners LLP. The maximum acquisition of 24.9 per cent of the shares outstanding of HRE corresponds to a total number of shares of 50,076,000. This number does not include additional shares which will be issued in August 2008 as a result of the conversion of the mandatory convertible bonds of HRE relating to the financing of the DEPFA acquisition.

The offer price of EUR 22.50 per share represented a premium of 25.3 per cent to the weighted average price quoted on Xetra over the last three months until 15 April 2008, the day immediately prior to the announcement of the intended offer (EUR 17.95).

The group of investors are mid-term oriented and focused on strengthening HRE. The investors will support the company in its strategy to expand its position as one of the leading financial institutions in commercial real estate and public sector financing, as well as to encourage HRE's management to pursue future growth potential. This includes potential business expansion opportunities in German and international markets, including the Japanese market. One significant opportunity might be a business cooperation with Shinsei

Bank Ltd. regarding commercial real estate and public sector financing in Japan. Shinsei Bank will hold an indirect stake in the transaction through its investments in trusts advised by J.C. Flowers and funds managed by affiliates of Grove. Additionally the group of investors will offer its extensive network of contacts, expertise and support regarding possible future business expansion opportunities. The group seeks to reflect its investment by a proportional representation of supervisory board seats of HRE.

The group of investors has been advised by Morgan Stanley and Hengeler Mueller in connection with the transaction.

About J.C. Flowers:

J.C. Flowers was founded in 2002 and is the largest private equity firm worldwide that is exclusively devoted to the financial services sector. J.C. Flowers has invested equity capital of USD 9 billion in over 20 transactions in the financial institutions sector: of these, seven transactions (representing over 50 per cent of equity) have been in Europe. The firm closed its second fund in 2007, J.C. Flowers Fund II LP, which has equity capital of over USD 7 billion. J.C. Flowers is represented with offices in New York, London, Hamburg and Beijing. The international, strategically oriented financial investor Flowers has been successfully active in the German market since 2004. Latest transactions comprise the acquisition of a 26.58 per cent stake in HSH Nordbank by funds advised by J.C. Flowers in October 2006, which is now supplemented in the proportional participation in the agreed-upon capital measures at HSH, totalling EUR 2 billion.

For further information please see http://www.jcfco.com/.

About Grove International Partners LLP:

Grove is a global real estate private equity firm founded in 1999 and managing total committed capital of USD 5 billion. The firm closed its third fund in June 2007 with capital commitments of USD 2 billion. Affiliates of Grove manage global real estate private equity funds which undertake real estate and real estate related investments. Since 2003, these funds have been invested in multiple sectors in Germany. In 2007, funds managed by affiliates of Grove acquired aurelis, the former real estate subsidiary of Deutsche Bahn, together with HOCHTIEF AG in a transaction valued at EUR 1.6 billion. Grove and its affiliates operate from offices in New York, London, Frankfurt, Amsterdam, Tokyo and Singapore.

For further information please see http://www.groveinvestors.com/.

About Shinsei Bank Limited:

Shinsei Bank is a leading diversified Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising of institutional banking, consumer and commercial finance and retail banking. The bank has total assets of USD 104 billion on a consolidated basis (as of December 2007) and a network of 42 branches.

For further information please see http://www.shinseibank.com/english/.

Contact person:
Thomas Pfaff Kommunikation
Phone: +49-89-992496-50
Fax: +49-89-992496-52
Mobile: +49-172-8312923
kontakt@pfaff-kommunikation.de

END